

NEWS RELEASE

TALISMAN ENERGY

TALISMAN ENERGY DELIVERING ON ITS TRANSITION TO LONG-TERM, PROFITABLE GROWTH

CALGARY, Alberta – May 12, 2010 – Talisman Energy Inc. is holding meetings today and tomorrow in Toronto and New York to update investors on progress against its strategy. The presentations will be webcast live commencing at 8:30 EDT and can be accessed by going to the Talisman website (www.talisman-energy.com) and following the links from the home page.

"We believe our transition to long-term, profitable growth is progressing better and faster than we had imagined two years ago," said John A. Manzoni, President and CEO. "We have sold $5 billion of non-core assets and have created a platform for a decade of reliable, sustainable production in the North Sea. Both Southeast Asia and our North American shale business are now set up to deliver low-cost, long-term growth. Our exploration portfolio is being repositioned to focus on material prospects, which have the potential to renew the company."

Key messages from the presentation are:

The strategy is robust to volatile natural gas prices in North America. Approximately 60% of the company's production is linked to oil prices. Talisman's shale developments are economic in a US$4/mcf environment, with relatively low lease retention requirements. Approximately half of Talisman's 2010 North American natural gas production is hedged at a floor of $6/mcf.

2010 will be a critical transition year for the company. In the first quarter, growth from Talisman's shale business offset conventional natural gas declines in North America for the first time. Talisman has achieved excellent operational results from its shale business and now has an additional growth platform with the recent Eagle Ford entry. The company is on track to meet its planned exit rate of 250-300 mmcf/d from the Pennsylvania Marcellus shale.

Talisman expects to see underlying growth from the third quarter of this year going forward. The company expects absolute production growth of 5-10% in 2011, with approximately half of this growth from liquids.

The company has significant flexibility in its shale gas investments due to relatively low lease retention requirements. If the low natural gas price environment persists, Talisman anticipates adjusting its gas directed shale spending in North America down by one-third next year. Based on this scenario, indicative capital spending for 2011 has been set at $4 billion, which will drive the outlined production growth of 5-10%.

Talisman reduced its reserve replacement costs by 40% in 2009 and expects a further 20-25% reduction in 2010, as well as a 30-50% reduction in drill bit replacement costs (i.e. proved, developed, producing).

Talisman also has substantial balance sheet strength and financial flexibility. Net debt at March 31, 2010 was $1.8 billion, down from $3.6 billion a year earlier.

The company operates in three core areas: the North Sea, Southeast Asia and North America, with an international exploration portfolio designed to support existing areas and provide opportunities for renewal.

The North Sea

Talisman believes that its North Sea assets are positioned to provide reliable, sustainable cash flow for at least a decade from the existing asset base. These are high value barrels (90% of production is oil and liquids) and highly leveraged to oil prices. Operating efficiency and reliability continue to improve as a result of measures put in place over the past two years.

The company has set a production range target of 110,000-140,000 boe/d in the North Sea for the next 10 years. In the short-term, incremental production will come from new field developments at Burghley, Yme, Auk North and Auk South. In the medium term, the company is looking to tie-back recent exploration discoveries and continuing additional near-field exploration activities.

At $70-$80 oil prices, the North Sea is expected to generate significant free cash flow to fund growth options elsewhere in Talisman.

North America

In North America, the company is transforming its business from conventional operations towards becoming a leading, returns focused shale gas producer.

The company operates four shale plays in North America with interests in 1.8 million net acres of land. Within these core areas, lease retention commitments are relatively low, which provides the company with significant flexibility to adjust drilling programs.

In the Pennsylvania Marcellus, Talisman has 2,000 top tier drilling locations and is on track to exit 2010 with production of 250-300 mmcf/d, up from 65 mmcf/d at the end of 2009. The company has reached agreement to acquire 37,000 net acres in the liquids transition window of the Eagle Ford shale in south Texas, with an estimated 400 drilling locations.

In the Montney shale, Talisman also has 10 years worth of drilling opportunities and is successfully developing the Farrell Creek area and de-risking the Greater Cypress area. The company recently announced encouraging results from its first horizontal pilot test in Quebec, where it holds interests in approximately 760,000 net acres.

Talisman expects to spend approximately $1.0 billion on gas-focused shale activities in North America in 2011, down from $1.6 billion in 2010. This is dependent on natural gas prices and will be reviewed later in 2010, and excludes the liquids rich Eagle Ford shale play (expected spending of $150 million in 2011). Shale gas is expected to grow from 3% of Talisman's North American production in 2009 to 25% in 2010, and approximately 50% in 2011.

Southeast Asia

In Southeast Asia, Talisman continues to set new production records. Production in the first quarter was 118,000 boe/d, up 17% from a year earlier. Talisman's production in the region is 80% oil and liquids or natural gas linked to oil, and future growth is expected to be self-funding.

The company anticipates the region will deliver 8-10% annual growth for 4-5 years from projects already in the portfolio, including Corridor gas, Jambi Merang, PM-3 CAA incremental oil and the HSD/HST field developments. Talisman has tripled its exploration footprint in Southeast Asia over the past year, with new exploration blocks in Papua New Guinea and offshore Indonesia, Vietnam and Malaysia.

International Exploration

Talisman is building a world-class exploration portfolio, more than doubling its net exploration acreage over the past two years, and increasing its net unrisked, prospective resource potential to approximately 10 billion boe.

Exploration is focused regionally in the North Sea, to underpin long-term sustainable production; in Southeast Asia, to extend growth; in Latin America, to build an oil-focused, new core region; as well as future growth options in European shale and the Kurdistan region of northern Iraq.

Talisman has set a target of 600-700 million boe of resource additions over a five-year period, at a finding cost of less than $5/boe.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann, Vice President, Corporate & Investor Communications	Christopher J. LeGallais Vice President, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

09-10

Forward-Looking Information
This news release contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, plans and priorities; planned exit rate from the Pennsylvania Marcellus shale; expected production growth, production ranges and sources of production growth; indicative capital spending for 2011; expected reductions in reserve replacement costs; expected cash flow from North Sea assets; anticipated closing of an asset acquisition; planned drilling in unconventional plays; expected self-funding growth rates in Southeast Asia; and exploration plans, focus and target finding costs.

The following material assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this news release. Talisman has set its 2010 capital expenditure plans assuming: (1) Talisman's production in 2010 will be just over 400,000 boe/d, assuming that most of the North American asset sales close by mid-year; (2) a US$60/bbl WTI oil price for 2010, and (3) a US$3.50/mmbtu NYMEX natural gas price for 2010. The final completion of any North American asset sales is contingent on various factors including favorable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such transactions. Forward-looking information for periods past 2010 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; the impact of the economy on the ability of the counterparties to the company's commodity price derivative contracts to meet their obligations under the contracts; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; uncertainties as to the availability and cost of financing and changes in capital markets; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and results of the company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the company's operations or financial results, are included in the company's most recent Annual Information Form. In addition, information is available in the company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking information is based on the estimates and opinions of the company's management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrels of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this news release, Talisman also discloses net unrisked, prospective resource potential.   Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development.